27/08/2021	“We Are on The Cusp of a Revolution in Transportation” - Smart Charging Company Wallbox’s Global Plans - Auto Futures

Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: August 30, 2021

Reading Time: 4 minutes

Spain’s Wallbox is a smart charging company on a mission to liberate the world from fossil fuels and enable transitions to cleaner energy.

Founded by Tesla veteran Enric Asunción and Eduard Casteñeda in 2015, Wallbox collaborates with some of the most important brands on the market on their path to electric mobility and developing state-of-the-art electric vehicle charging solutions for homes, businesses and cities to produce more sustainable ways of using and sharing energy.

What are your key services, customer benefits and company aims?

“Wallbox is a full-service provider with a suite of EV charging solutions spanning hardware, software and services for domestic, business and public charging,” says Asunción.

“As the developer of the world’s first, lightest and smallest bi-directional DC home charger, allowing users to take energy from their EV to power their home—for up to five days—or sell energy back to the grid, we are creating one of the leading R/D hubs for charging and energy management solutions. Our goal at Wallbox is to make EV charging easier and more accessible to all, thus fueling the global adoption of more sustainable energy solutions.”

What is Quasar and what can it do that others chargers can’t? Describe Quasar and its key benefits.

“Quasar is our bidirectional charger and energy management technology.”

“Using this tool, the battery of an electric vehicle can actually power a home for up to five days, enabling users to discharge the energy stored in their vehicle to power their home during blackouts, use that energy during peak hours to avoid high energy costs, or even sell the energy back to the grid when

1/5

27/08/2021	“We Are on The Cusp of a Revolution in Transportation” - Smart Charging Company Wallbox’s Global Plans - Auto Futures

You’ve got a new factory, what will it do for your business?

“To accommodate the skyrocketing demand, we recently signed a contract for a new production facility in Barcelona, 10 minutes from our headquarters.”

“This new facility is almost 4 times the size of our facility in Sant Andreu, Barcelona, and will be powered entirely by solar and renewable energy. In line with our commitment to the environment the building is also based on Cradle to Cradle methodology, meaning that all the materials we use can be recycled on the molecular level.”

“As innovation is also a core pillar of our business we are incorporating state of the art technology in the new facility including artificial vision for quality monitoring, industry 4.0 machinery in the assembly plant, autonomous guided vehicles to assist in the transportation and a fully automated inbound and outbound warehouse.”

How did your partnership with Iberdrola come about and how are you working together?

“Iberdrola is a global energy leader and wind power provider.”

“As part of its efforts to fuel innovative sustainable mobility solutions worldwide, the company served as a core investor in Wallbox that helped to fuel our product development and global expansion. Because of their belief in our solutions, and as part of this relationship, Iberdrola has committed to acquiring Wallbox’s rst 1,000 Supernova chargers – our first fast chargers for public use – for distribution and use in global operations. It is our hope that our relationship with Iberdrola will help to further fuel the adoption of greener energy solutions worldwide.”

2/5

27/08/2021	“We Are on The Cusp of a Revolution in Transportation” - Smart Charging Company Wallbox’s Global Plans - Auto Futures

How will Wallbox benefit from the NYSE listing?

“As a global company operating in more than 60 countries worldwide, listing on the NYSE – the largest exchange in the world – provides Wallbox an unparalleled platform to reach investors and associate with market-leading companies. By listing on the NYSE, we have the ability to introduce Wallbox to a broader set of global investors and companies. While Wallbox will remain a Spanish company, the listing on the NYSE will grant Wallbox access to a stronger pool of potential investors at a global scale.”

What are your U.S. expansion and commercial roll-out plans?

“We are set to announce the location of our newest U.S. manufacturing facility in the coming weeks. With this expansion, we’ll be set to better serve North America with our solutions, as well as strengthen our global supply chains and protect it against potential shortages or other issues.”

What will EV charging look like by 2030?

“We are on the cusp of a revolution in transportation – and there’s no slowing it down. Mass EV adoption requires a significant buildout of the global charging infrastructure, translating into a total addressable market of $102B by 2030. With governments and bodies like the EU setting aggressive climate goals – such as phasing out the production of gas-powered cars entirely by 2035 – EV charging at home and in public spaces will become the new normal.”

“Those who choose to adopt these greener solutions sooner will reap the benefits – but the sooner we can promote this shift, the greater the benefits for the world at large will be,” concludes Asunción.

Adrian Smith

Transaction with Kensington

In June, Wallbox and Kensington Capital Acquisition Corp. II (“Kensington”) (NYSE:KCAC) announced a business combination that is expected to result in Wallbox becoming a publicly traded company on the NYSE under the ticker symbol “WBX”. For additional information, please visit www.wallbox.com.

About Wallbox

Wallbox is a global company, dedicated to changing the way the world uses energy in the electric vehicle industry. Wallbox creates smart charging systems that combine innovative technology with outstanding design and manage the communication between vehicle, grid, building and charger. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 60 countries.

Founded in 2015, with headquarters in Barcelona, Wallbox’s mission is to facilitate the adoption of electric vehicles today to make more sustainable use of energy tomorrow. The company employs over 500 people in Europe, Asia, and the Americas.

For additional information, please visit www.wallbox.com.

About Kensington

Kensington Capital Acquisition Corp. II (NYSE: KCAC) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the automotive and automotive-related sector. The company is sponsored by Kensington Capital Partners (“KCP”) and the management team of Justin Mirro, Bob Remenar, Simon Boag and Dan Huber. The company is also supported by a board of independent directors including Tom LaSorda, Nicole Nason, Anders Pettersson, Mitch Quain, Don Runkle and Matt Simoncini. The Kensington team has completed over 70 automotive transactions and has over 300 years of combined experience leading some of the largest automotive companies in the world.

For additional information, please visit www.autospac.com.

3/5

27/08/2021	“We Are on The Cusp of a Revolution in Transportation” - Smart Charging Company Wallbox’s Global Plans - Auto Futures

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding Kensington’s proposed business combination with Wallbox, Kensington’s ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are

4/5

27/08/2021	“We Are on The Cusp of a Revolution in Transportation” - Smart Charging Company Wallbox’s Global Plans - Auto Futures

subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; and underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and the proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts:

For Wallbox

Investors

ICR, Inc.

investors@wallbox.com

Media ICR, Inc.

WallboxPR@icrinc.com

For Kensington

Dan Huber

dan@kensington-cap.com

703-674-6514

Related Links:

www.wallbox.com

www.autospac.com

5/5